FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 1, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibits:

Press Release dated March 1, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: March 1, 2005

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON 2004 U.S. INCOME TAX REPORTING

Calgary, AB – March 1, 2005. The following information is being provided to assist individual U.S. Unitholders of Paramount Energy Trust (“PET”) who hold their Units through a broker or other intermediary in reporting distributions received from PET on their IRS Form 1040 – U.S. Individual Income Tax Return for the calendar year 2004.

The information contained herein is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any holder or potential holder of PET Units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding PET Units. PET has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS, on these matters.

Paramount Energy Trust Units Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if PET Trust Units are held within a qualified retirement plan.

Paramount Energy Trust Units Held Outside a Qualified Retirement Plan

The table below summarizes the taxability of distributions paid in 2004.

In consultation with its U.S. tax advisors, PET believes that it should be treated as a corporation and its units as equity under U.S. tax law.  Therefore, a portion of the trust’s distributions paid during the year should be considered dividends for U.S. federal income tax purposes. The dividend component is based on PET’s current and accumulated earnings and profits determined in accordance with U.S. income tax principles. PET has determined that 82.39% of the distributions paid during 2004 should be reported as dividends and the remaining 17.61% as tax-deferred return of capital (and possibly a capital gain if this portion of the distribution exceeds your tax basis in the Units).

PET believes that the dividend portion of the 2004 distributions should be considered “Qualified Dividends” under the Jobs and Growth Tax Relief Reconciliation Act of 2003.  Such Qualified Dividends should be eligible for the reduced tax rate applicable to long-term capital gains and should be reported on line 9(b) of the Federal income tax return. There are certain individual circumstances, as provided on page 20 of the IRS 2004 Form 1040 Instruction Booklet, where the dividends may not be Qualified Dividends (such as in situations where the individual Unitholder does not meeting a holding period test). Where these circumstances apply, they are to be reported as Ordinary Dividends on Schedule B – Part II and line 9(a) of the Federal income tax return.

It has come to PET’s attention that a database established on behalf a number of U.S. brokerage firms in the U.S. may not recognize PET - and many other foreign entities that do not issue common shares - as “qualified foreign corporations”.  Accordingly, U.S. brokerage firms and other intermediaries may report a portion (or perhaps all) of the trust distributions received in 2004 as ordinary dividends.  The U.S. Internal Revenue Service has provided guidance that they contemplate there will be situations where intermediaries may be required to report distributions as ordinary dividends on Form 1099-DIV although the US taxpayer may be entitled to (and, therefore, should) report the distributions as a qualified dividend.  Likewise, they are also aware that there may be situations where the intermediaries report distributions as qualified dividends although the taxpayer knows they are not.  In light of these potential differences, we have been advised by our U.S. tax advisors that the Form 1099-DIV reporting does not control how the taxpayer is entitled to report distributions.

Subject to advice from your legal and tax advisors, we recommend that you reference this press release as support for your treatment of the 2004 distributions from PET.  Furthermore, Unitholders may also wish to obtain a copy of a letter issued by KPMG LLP entitled “U.S. Investors in Canadian Income Trusts – Do Your Dividends Qualify for Low U.S. Tax Rate”.  A copy of the KPMG letter will be available at PET’s website under “Unitholder Information/Tax Information”, then click “Tax Information – U.S. Residents”.

The table below also summarizes the portion of distributions paid during 2004 that represent a return of capital. This amount is generally non-taxable if it is a return of your cost (or other basis) in the Trust Units. You must reduce your cost (or other basis) by this amount to calculate the capital gain or loss when Units are sold. If this amount exceeds your cost (or other basis) the excess must be reported as a capital gain.

Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Worksheet to determine the amount of tax that may otherwise be applicable.

Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 “Foreign Tax Credit (Individual, Estate or Trust)”. Information regarding the amount of Canadian tax withheld from 2004 distributions should be available through your broker or other intermediary and is not available from PET.  Amounts over withheld from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the distributions were paid and should not be claimed as a deduction or credit against your U.S. tax liability.

U.S. individual Unitholders who hold their PET Units through a broker or other intermediary will normally receive a Form 1099-DIV (or similar form) from their broker or other intermediary providing tax reporting information in respect of trust distributions received during the year. PET is not required to file Form 1099-DIV and is providing this information in lieu of that requirement. As mentioned above, U.S. Unitholders could receive a Form 1099-DIV from a broker or intermediary that may not reflect the correct classification of the distributions. As a result, U.S. Unitholders should report their dividend income, capital gain (if any) and adjust the tax basis of their PET Units in accordance with this press release. U.S. Unitholders should consult their brokers and/or tax advisors to ensure that this information is accurately reflected on their tax returns.

2004 Summary of U.S. Tax Information

The following schedule summarizes, on a per Unit basis, the U.S. tax treatment of monthly cash distributions paid by PET (prior to Canadian withholding tax) for the period January 1st to December 31st, 2004. The amounts are segregated between the portion of the distribution that would be reported as a qualified dividend and the amount reported as a tax-deferred return of capital. The amounts are expressed in $ U.S. converted on the date of payment.

2004 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($ Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 31 2003	Jan 15 2004	0.20	0.7705	0.154	0.127	0.027
Jan 30 2004	Feb 16 2004	0.20	0.7606	0.152	0.125	0.027
Feb 27 2004	Mar 15 2004	0.16	0.7505	0.120	0.099	0.021
Mar 31 2004	Apr 15 2004	0.16	0.7423	0.119	0.098	0.021
Apr 30 2004	May 17 2004	0.16	0.7220	0.115	0.095	0.020
May 28 2004	Jun 15 2004	0.16	0.7305	0.117	0.096	0.021
Jun 30 2004	Jul 15 2004	0.16	0.7556	0.121	0.100	0.021
Jul 30 2004	Aug 16 2004	0.18	0.7648	0.137	0.113	0.024
Aug 31 2004	Sep 15 2004	0.20	0.7699	0.154	0.127	0.027
Sep 30 2004	Oct 15 2004	0.20	0.7988	0.160	0.132	0.028
Oct 30 2004	Nov 15 2004	0.20	0.8312	0.166	0.137	0.029
Nov 30 2004	Dec 15 2004	0.20	0.8177	0.164	0.135	0.029

TOTAL		2.18		1.679	1.384	0.295

(1) Bank of Canada noon rate on date of payment

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, respectively.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue S.W. Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue M. Showers, Investor Relations & Communications Coordinator

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.